SO 3\4\03

03002315

VF 3-3-03

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response . . .12.00	

SEC FILE NUMBER
8-11763

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

FEB 28 2003

FILED AS CONFIDENTIAL INFORMATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William O'Neil & Co. Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles (City) California (State) 90066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Drake (310) 448-6800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

350 South Grand Ave. (Address) Los Angeles (City) California (State) 90071 (Zip Code)

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 13 2003

SEC 1410 (6-02)

OATH OR AFFIRMATION

We, the undersigned, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of WILLIAM O'NEIL & CO. INCORPORATED, as of December 31, 2002, are true and correct. We further affirm that neither the firm of William O'Neil & Co. Incorporated, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

William J. O'Neil
Chief Executive Officer

Don H. Drake
Chief Financial Officer

Subscribed and sworn to before me this 24th day of February 2003.

Heather O'Connor
Notary Public

HEATHER O'CONNOR
Commission # 1262101
Notary Public - California
Los Angeles County
My Comm. Expires Apr 28, 2004

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Investment
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

William O'Neil & Company Incorporated and Subsidiaries

Report on Consolidated Statement of Financial Condition
For the Year Ended December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (213) 356 6363

Report of Independent Accountants

To the Stockholder and Board of Directors of
William O'Neil & Company Incorporated:

In our opinion, the accompanying Consolidated Statement of Financial Condition as of December 31, 2002 presents fairly, in all material respects, the consolidated financial position of William O'Neil & Company Incorporated and subsidiaries ("the Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2003

William O'Neil & Company Incorporated and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 9,206,077
Deposit with clearing broker	100,000
Receivable from clearing broker	168,754
Receivables from parent and affiliates	3,892,502
Receivable from research publications, net of allowance for bad debt of $165,949	318,427
Exchange memberships, at cost	523,308
Computer, equipment and leasehold improvements, net of accumulated depreciation and amortization of $8,098,222	2,224,298
Other assets	238,427
Total assets	$16,671,793

Liabilities and Stockholder's Equity

Accrued compensation and benefits	$ 2,338,447
Accrued expenses and payables	1,564,217
Payable to affiliates:	
Income taxes	264,145
Other	3,700
Deferred revenue	3,336,037
Total liabilities	7,506,546
Commitments and contingencies (Note 4)	
Stockholder's equity:	
Class A voting common stock; $.20 par value, 5,000,000 authorized shares; 647,100 shares issued and outstanding	129,420
Additional paid-in capital	4,061,397
Retained earnings	4,974,430
Total stockholder's equity	9,165,247
Total liabilities and stockholder's equity	$16,671,793

The accompanying notes are an integral part of these consolidated financial statements.

1. **The Company**

William O'Neil & Company Incorporated (WON & Co.) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Data Systems Incorporated (ODS), which is a wholly owned subsidiary of Data Analysis Incorporated (the Parent). WON & Co. is a member of the National Association of Securities Dealers and the New York Stock Exchange.

FINADCO, a California corporation, is a wholly owned subsidiary of WON & Co. and is an advertising agency primarily for the activities of the Parent and related entities.

Daily Graphs Incorporated (DGI), a California corporation, is a wholly owned subsidiary of WON & Co. and is a publisher of stock market research periodicals.

WON & Co. and subsidiaries (collectively referred to herein as the Company) sell research and advisory services to financial institutions and fund managers. The Company is an introducing broker on a fully disclosed basis and clears all customer transactions through Broadcort Capital Corporation (Clearing Broker), a wholly owned subsidiary of Merrill Lynch, Pierce, Fenner & Smith, Inc.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker-dealer industry. The consolidated financial statements include the accounts of WON & Co. and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

The preparation of consolidated financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of these financials statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the the estimates and assumptions used.

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents consists primarily of cash in banks and highly liquid investments with original maturities of less than ninety days.

Securities Purchased Under Agreements to Resell

Included in cash and cash equivalents are transactions involving the purchase of securities under agreements to resell the same securities. These agreements mature the following day and the Company is paid principal plus interest. The securities purchased are segregated by the seller (Wells Fargo Institutional Services, LLC) under the Company's name and serve as collateral under such agreement. As of December 31, 2002, these transactions amounted to $1,830,000. Based on the maturity date of the resell agreements, the Company considers that the amounts presented in the financial statements are reasonable estimates of fair value.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions not received as of December 31, 2002. Such amounts were subsequently received by the Company.

Computer, Equipment and Leasehold Improvements

Computer, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Computer and equipment depreciation is primarily computed using accelerated and straight-line methods over periods ranging from three to five years. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Exchange Memberships

Exchange memberships are recorded at cost, adjusted for any permanent impairment in value. As of December 31, 2002, the market value of the such memberships ranged from $3,709,500 to $6,728,900 based on the bid-ask spread.

2. Summary of Significant Accounting Policies (Continued)

Research and Commissions Income

Institutional research and commission income primarily consists of commission revenue for executing securities trades and for delivery of investment research and advisory services. Revenue received for research publications to be delivered in future periods is recorded as deferred revenue and accreted into income over the term of the subscription as the product is delivered. Commissions and related clearing expenses are recorded on a trade date basis as such transactions occur.

Included in institutional research and commission income are commissions generated from soft dollar customers. The term "soft dollar" is used to describe the arrangements whereby the Company provides research to institutional customers in return for trade order flow from that customer, which in turn generates commission income for the Company. The Company analyzes commission income generated from soft dollar customers and the research provided to soft dollar customers and accrues a liability for any future research due, which is included in accrued expenses and payables as of December 31, 2002.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed separate tax returns and the amount of current tax provision or benefit is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or receivable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments

GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value either due to their short-term nature or market rates of interest.

3. Capital

The Company's authorized capital structure is as follows:

	Shares	
	Authorized	Outstanding
Cumulative preferred, 8 percent, $1,000 par value	300	-
Voting common stock, Class A, $.20 par value	5,000,000	647,100
Nonvoting common stock, Class B, $.20 par value	1,000,000	-

4. Commitments and Contingencies

Commitments

The Parent leases property under a capital lease transaction for its headquarters, which also includes the premises occupied by the company. Rental expense under this capital lease, is shared pro-rata among all affiliates of the Parent, including the Company, on terms and conditions that in substance represent operating leases between the Parent and each of its subsidiaries. The Company's share of future payments is:

Year Ending December 31,	
2003	$ 373,388
2004	373,388
2005	373,388
2006	373,388
2007	373,388
Thereafter	4,366,565

Contingencies

The Company is contingently liable for unsecured customer receivables resulting from transactions executed through its clearing broker. No such unsecured receivables existed at December 31, 2002.

5. Net Capital Requirements - SEC Rule 15c3-1

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2002, the Company had net capital of $4,236,104, which was $3,986,104 in excess of the amount required.

6. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the consolidated statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

7. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company has not contributed to the Plan.

8. Income Taxes

The Company files a consolidated income tax return with the Parent. It has a tax sharing arrangement with the Parent under which, and pursuant to SFAS No. 109, it provides current and deferred tax expense as if it were a separate taxpayer (separate return basis). The Company periodically remits to the Parent amounts representing both taxes currently payable and deferred tax liabilities (or takes a reduction for any deferred tax assets). Accordingly, the current tax liability, net of the deferred tax asset at December 31, 2001 was paid to the Parent during 2002.

9. Computer, Equipment and Leasehold Improvements

The Company's computer, equipment and leasehold improvements at December 31, 2002 are:

Computer and equipment	$8,727,163
Leasehold improvements	1,595,357
Less – Accumulated Depreciation	(8,098,222)
	$2,224,298

10. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	DGI	FINADCO
Total assets	$4,581,224	$ 181,022
Total liabilities	3,637,676	158,411
Total stockholder's equity	943,548	22,611

These accounts of the subsidiaries are not included in WON & Co.'s computation of net capital.